UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ACCURAY INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	001-33301	20-8370041
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1310 Chesapeake Terrace

Sunnyvale, California 94089

(Address of principal executive offices)

(Zip Code)

Alaleh Nouri

Senior Vice President, General Counsel and Corporate Secretary

(408) 716-4600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 — Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Accuray Incorporated (the “Company” or “Accuray”) is presenting this Specialized Disclosure Report on Form SD (“Form SD”) for the year ended December 31, 2017 in compliance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

Company Products

Accuray’s suite of products includes the CyberKnife® Systems and the TomoTherapy® Systems. Our principal radiosurgery products are the CyberKnife Systems, a robotic full-body radiosurgery system designed to treat tumors anywhere in the body non-invasively, which include the CyberKnife M6 Series with configuration options of fixed collimators plus iris variable aperture collimator (FI), fixed collimators plus the InCise™ multi-leaf collimator (FM) and fixed collimators plus iris variable aperture collimator plus the InCise MLC (FIM). The TomoTherapy Systems include the TomoTherapy H Series with configuration options of TomoH™, TomoHD™ and TomoHDA™, as well as the new next generation TomoTherapy System platform, the Radixact® System. The TomoTherapy Systems and Radixact Systems consist of fully integrated and versatile radiation therapy systems used by healthcare professionals in the treatment of a wide range of cancer types.

The Company has adopted a Conflict Minerals Policy Statement that sets forth the Company’s commitment to avoid using “conflict minerals” (as defined in Item 1.01 of Form SD) (“conflict minerals”) that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or adjoining countries (collectively, the “Covered Countries”), and establishes the Company’s expectation that its suppliers will exercise due diligence on the sources of the conflict minerals used in components they supply to the Company. The Conflict Minerals Policy Statement is available at http://www.accuray.com/legal/conflict-minerals-policy-statement.

Reasonable Country of Origin Inquiry

The Company initially compiled a list of all the parts contained in its product lines (the “Bill of Materials”) and determined that products that it manufactures or contracts to manufacture, specifically the CyberKnife Systems and the TomoTherapy Systems, contain one or more conflict minerals that are necessary to the functionality or production of the product. Accordingly, the Company undertook a reasonable country of origin inquiry (“RCOI”) regarding those conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Covered Counties, or are from recycled or scrap sources, as defined by paragraph (d)(6) of Form SD.

Based on the Company’s review of the parts listed on the Bill of Materials and the Company’s knowledge of such parts, the Company identified 94 suppliers with whom it contracted to manufacture parts that potentially contained conflict minerals and limited its RCOI to such 94 suppliers.

The Company engaged a third party consultant to assist in conducting the RCOI. The Company sent the Responsible Minerals Initiative’s (formerly the Conflict-Free Sourcing Initiative) Conflict Minerals Reporting Template to each of the 94 suppliers within the scope of the RCOI. The suppliers’ responses were reviewed by the Company and the consultant for any disclosure indicating that conflict minerals contained in products supplied to Accuray may have originated in the Covered Countries. For those suppliers who were unable to identify all sources of their conflict minerals in a timely manner, the Company requested a statement from such suppliers indicating whether they had any reason to believe that any conflict minerals used in products supplied to the Company originated in the Covered Countries.

Of the 94 suppliers in scope of the RCOI, 11 suppliers indicated that the parts supplied to Accuray did not contain conflict minerals and all of the remaining suppliers indicated either that the conflict minerals in parts supplied to Accuray did not originate in the Covered Countries or there was no reason to believe that any conflict minerals utilized in such parts originated in the Covered Countries.

Conclusion Based on Reasonable Country of Origin Inquiry

Based on its RCOI for the 2017 reporting period, Accuray has no reason to believe that the conflict minerals contained in its product lines may have originated in the Covered Countries. Accordingly, Accuray is not required to file a Conflict Minerals Report.

Conflict Minerals Disclosure

This Form SD is publicly available on the Company’s internet website at the following link: http://investors.accuray.com/financial-information/sec-filings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ACCURAY INCORPORATED

Date: May 25, 2018	By:	/s/ Alaleh Nouri
Alaleh Nouri
Senior Vice President, General Counsel & Corporate Secretary

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